Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Commission File No. of Subject Company: 000-24784

Avid Proposed Acquisition of Pinnacle Clears U.S. Antitrust Review

TEWKSBURY, Mass. & MOUNTAIN VIEW, Calif. – June 13, 2005 – Avid Technology, Inc. (NASDAQ: AVID) and Pinnacle Systems, Inc. (NASDAQ: PCLE) today announced that they have been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, in connection with Avid’s proposed acquisition of Pinnacle. The transaction – which is expected to close in the third calendar quarter of 2005 – remains subject to shareholder approvals by both companies, as well as other customary regulatory approvals and satisfaction of additional closing conditions.

Avid president and chief executive officer David Krall said, “We are very pleased that the Justice Department has granted early approval of our proposed acquisition of Pinnacle. We look forward to completing the rest of the regulatory and stockholder approval processes so that we can close the acquisition and begin tapping the many opportunities that it presents for our business.”

Avid has set a date of July 27, 2005, for its Annual Meeting of Shareholders at which its stockholders will be asked to vote on the merger. Pinnacle has also set a date of July 27, 2005, for its Special Meeting of Shareholders at which its shareholders will be asked to vote on the merger. Shareholders of record of Avid and Pinnacle as of June 7, 2005, will be entitled to vote at their respective meetings.

On March 21, 2005, Avid and Pinnacle announced that Avid entered into a definitive agreement to acquire Pinnacle in a cash and stock transaction. Under the terms of the agreement, Pinnacle shareholders will receive .0869 shares of Avid stock and $1.00 in cash for each Pinnacle share. At closing, it is expected that Avid will issue approximately 6.2 million shares and pay $71 million in cash.

IMPORTANT ADDITIONAL INFORMATION

On June 10, 2005, Avid filed with the SEC an amendment to its Registration Statement on Form S-4 (Registration No. 333-124475), containing a Joint Proxy Statement/Prospectus. Avid and Pinnacle plan to mail to their respective stockholders a definitive Joint Proxy Statement/Prospectus in connection with the proposed transaction. The Registration Statement and the definitive Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction, and related matters. Investors and security holders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Avid and Pinnacle through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid, at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies. Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004, as amended, which is filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004, as amended, and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Pinnacle’s directors and executive officers in the solicitations include severance payments, retention payments, acceleration of options, and other potential benefits for certain executive officers and directors of Pinnacle that may be paid under pre-existing agreements, programs, and stock option plans. The interests of Avid and Pinnacle’s directors and executive officers with respect to the proposed merger are more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, available free of charge as indicated above.

About Avid Technology, Inc.

Avid Technology, Inc. is a world leader in digital nonlinear media creation, management, and distribution solutions, enabling film, video, audio, animation, games, and broadcast professionals to work more efficiently, productively, and creatively. For more information about the company’s Oscar®, Grammy®, and Emmy® award-winning products and services, please visit: www.avid.com.

About Pinnacle Systems, Inc.

Pinnacle Systems provides broadcasters and consumers with cutting-edge digital media creation, storage, and play-back solutions for use at Home, in the Studio and on the Air. Pinnacle Systems’ award winning digital media solutions are in use around the world for broadcast, video and audio editing, DVD and CDR authoring and on the Internet. A recognized industry leader, Pinnacle Systems has received nine prestigious Emmy® Awards for its technical innovations and carries this commitment throughout all of its product lines. For more information about Pinnacle Systems products and services, please visit: www.pinnaclesys.com. Pinnacle Systems, MediaStream, Deko, Pinnacle Studio, and Pinnacle Liquid Edition are trademarks or registered trademarks of Pinnacle Systems, Inc. or its subsidiaries in the United States and other countries.

© 2005 Avid Technology, Inc. All rights reserved. Avid, Digidesign, Film Composer, and Pro Tools are either registered trademarks or trademarks of Avid Technology, Inc. in the United States and/or other countries. Avid received an Oscar statuette representing the 1998 Scientific and Technical Award for the concept, design, and engineering of the Avid® Film Composer® system for motion picture editing. Digidesign, Avid’s audio division, received an Oscar statuette representing the 2003 Scientific and Technical Award for the design, development, and implementation of its Pro Tools® digital audio workstation. Oscar is a trademark and service mark of the Academy of Motion Picture Arts and Sciences. Emmy is a registered trademark of ATAS/NATAS. Grammy is a trademark of the National Academy of Recording Arts and Sciences, Inc. All other trademarks contained herein are the property of their respective owners.

Forward-looking Statements

Some statements in this announcement may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii) other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the definitive Joint Proxy Statement/Prospectus filed by Avid and Pinnacle with the SEC. Avid and Pinnacle disclaim any obligation to update any forward-looking statements after the date of this release.

Contact:	Avid
Press:
Carter Holland, 978-640-3172
carter_holland@avid.com
or
Investors:
Dean Ridlon, 978-640-5309
dean_ridlon@avid.com
or
Pinnacle
Press:
Toni Werner, 650-237-1610
twerner@pinnaclesys.com
or
Investors:
Demer IR Counsel Inc., 925-938-2678, x 224